UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                    BCE INC.
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                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
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                         (Title of Class of Securities)


                                    05534B760
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                                 (CUSIP Number)


                                JEFFREY M. DAVIS
                        SENIOR LEGAL COUNSEL, INVESTMENTS
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                                TORONTO, ONTARIO
                                 CANADA M2M 4H5
                                 (416) 228-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 29, 2007
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             (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 4 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 9, 2007 (the "Schedule 13D") by Ontario Teachers' Pension Plan Board ("Teachers'") with respect to the Common Shares, no par value (the "Common Shares") of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007; Amendment No. 2 to the Schedule 13D, as filed with the SEC on June 7, 2007; and Amendment No. 3 to the Schedule 13D, as filed with the SEC on June 28, 2007. The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2 or Amendment No. 3 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING:

         A definitive agreement, dated as of June 29, 2007, (the "Definitive Agreement"), has been entered into by and between the Issuer and 6796508 Canada Inc., a Canadian corporation formed by Teachers', Providence Equity Partners Inc. and Madison Dearborn Partners, LLC for the purpose of effecting the transactions contemplated by the Definitive Agreement (the "Purchaser"). The Purchaser has received equity commitment letters from Teachers', Providence Equity Partners VI International L.P., Madison Dearborn Capital Partners V-A, L.P., Madison Dearborn Capital Partners V-C, L.P. and Madison Dearborn Capital Partners V Executive-A, L.P., pursuant to which these entities have committed to contribute cash to the Purchaser in exchange for a percentage ownership interest of the Purchaser calculated on a pro-rata basis based on the commitments made to the Purchaser, with Teachers' retaining majority ownership of the Purchaser.

         Pursuant to the Definitive Agreement, the Purchaser will, pursuant to a plan of arrangement, acquire all of the outstanding equity interests of the Issuer. Each outstanding Common Share of the Issuer will be acquired for $42.75 per share in cash, and each outstanding share of the Issuer's preferred stock will be acquired for $25.25 to $25.87 per share in cash, depending on the series of the security, together with accrued but unpaid dividends. No interest will be paid by the Purchaser in respect to these amounts. The transaction is expected to close in the first quarter of 2008, but is subject to the approval of the Issuer's shareholders, approval by the court and the satisfaction of other conditions, including various governmental and regulatory approvals. In addition, the Definitive Agreement may be terminated by either party under certain circumstances. Upon consummation of the transaction, it is contemplated that the Common Shares of the Issuer will cease to be quoted on the New York Stock Exchange and on the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         The summary of the Definitive Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Definitive Agreement which is filed as Exhibit I hereto and is incorporated herein by reference.


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
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

         Please see the disclosure included in Item 4 for information regarding a definitive agreement with respect to securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

EXHIBIT                 DESCRIPTION
-------                 -----------

Exhibit 1 Definitive Agreement, dated June 29, 2007, by and between 6796508 Canada Inc. and BCE Inc.


















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
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2007

                                   ONTARIO TEACHERS' PENSION PLAN BOARD

                                   By: /s/ Roger I. Barton
                                       ----------------------------------------
                                   Name: Roger I. Barton
                                   Title: Vice President, General Counsel and
                                          Secretary





















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